UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

September 27, 2007
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENT OF CERTAIN OFFICERS

On September 27, 2007, TIB Financial Corp. amended the employment agreement between the Company and Alma R. Shuckhart, Senior Executive Vice President of its wholly owned subsidiary TIB Bank and President of its Southwest Florida market. The amendment modifies the agreement currently in place to update the positions and duties and base compensation provisions in the existing contract to be consistent with her current responsibilities and compensation level as previously disclosed. The amendment for Mrs. Shuckhart also extends the annual renewal term from one year to two years. A copy of the amendment is attached to this Form 8-K as Exhibit 10.1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

10.1 Amendment to the Employment Agreement for Alma R. Shuckhart dated September 27, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP.

Date: September 28, 2007

By: /s/ Edward V. Lett
Edward V. Lett
President and Chief Executive Officer

3

Exhibit 10.1

AMENDMENT TO THE
EMPLOYMENT AGREEMENT
FOR ALMA SHUCKHART

THIS AMENDMENT executed on this ____27th____day of _____September_____ , 2007 by and between the TIB Financial Corp. (the "Holding Company"), TIB Bank (the "Bank"), and Alma Shuckhart (the "Executive").

On March 1, 2004, the Company and Executive executed the EMPLOYMENT AGREEMENT by and between TIB Financial Corp. (the "Holding Company"), TIB Bank of the Keys (the "Bank"), and Alma Shuckhart (the "Executive").

The undersigned hereby amends, in part, said Agreement for the purpose of changing the Position and Duties; Records, Term, and Compensation sections of the Agreement.

Section 2 of the Agreement shall be amended to reflect as follows:

2. Position and Duties; Records. During the term of this Agreement, the Executive shall serve as Senior Executive Vice President & President of the Southwest Florida Market of the Bank, and shall undertake such duties, consistent with such titles, as may be assigned to him from time to time by the President and Chief Executive Officer of the Bank or Holding Company and/or Boards of Directors of the Holding Company and the Bank (collectively referred to as the "Board"), including serving on Board committees as appointed from time to time by the Board, and assisting in keeping the Company in compliance with applicable laws and regulations. In performing his duties pursuant to this Agreement, the Executive shall devote his full business time, energy, skill and best efforts to promote the Company and its business and affairs; provided that, subject to Sections 10, 12 and 13 of this Agreement, the Executive shall have the right to manage and pursue personal and family interests, and make passive investments in securities, real estate, and other assets, and also to participate in charitable and community activities and organizations, so long as such activities do not adversely affect the performance by Executive of his duties and obligations to the Company. Upon termination of the Executive's employment for any reason, he shall resign as a director of the Holding Company and the Bank (if he is then serving in such capacity). All files, records, documents, manuals, books, forms, reports, memoranda, studies, data, calculations, recordings or correspondence, in whatever form they may exist, and all copies, abstracts and summaries of the foregoing, and all physical items related to the business of the Company, its affiliates and their respective directors and officers, whether of a public nature or not, and whether prepared by Executive or not, are and shall remain the exclusive property of the Company, and shall not be removed from their premises, except as required in the course of providing the services pursuant to this Agreement, without the prior written consent of the Company. Such items shall be promptly returned by the Executive on the termination of this Agreement or at any earlier time upon the request of the Company.
.

Section 3 of the Agreement shall be amended to reflect a follows:

3. Term: The initial term of employment pursuant to this Agreement shall be for a period of three years, commencing with the date set forth in Section 1 and expiring (unless sooner terminated as otherwise provided in this Agreement or unless otherwise renewed or extended as set forth herein) on the third anniversary of this Agreement, which date, including any earlier date of termination or any extended expiration date, shall be referred to as the "Expiration Date". Subject to the provisions of Section 8 of this Agreement, the term of this Agreement and the employment of the Executive by the Company hereunder shall be deemed automatically renewed for successive periods of two years each on each anniversary date of this Agreement, until the Executive receives written notice that the term of this Agreement will not be automatically renewed. In the event of the Executive's receipt of such notice from the Company that the term of this Agreement will not be renewed, the term of this Agreement shall end on the anniversary of this Agreement occurring two years after the anniversary date first occurring after the date such notice is given. As an illustration of the foregoing, if such notice were given by the Company to the Executive on a date in 2005 before the anniversary date of this Agreement, then the term of this Agreement would end on the anniversary date of this Agreement in 2007. If notice were given by the Company to the Executive on a date in 2005 after the first anniversary date of this Agreement, then the term of this Agreement would end on the anniversary date in 2008. After termination of the employment of the Executive for any reason whatsoever, the Executive shall continue to be subject to the provisions of Sections 10 through 17, inclusive, of this Agreement; provided, however, that the Executive shall not be subject to the provisions of Section 12 where the employment of the Executive is terminated pursuant to Section 8(e), or where the term of employment is not renewed pursuant to this Section 3.

Section 4 of the Agreement shall be amended to reflect a follows:

4. <u>Compensation:</u> 4 (a). A base annual base salary of $210,000.00 as of the date of amendment, such annual salary to be subject to increase thereafter as the Board in its discretion shall determine. The foregoing salary shall be payable in such periodic installments consistent with other employees of the Bank.

TIB FINANCIAL CORP.   **TIB BANK OF THE KEYS**

By: /s/ Edward V. Lett   By: /s/ Michael Carrigan
    Edward V. Lett   Michael Carrigan
    President and Chief Executive Officer   President and Chief Executive Officer

                                      "EXECUTIVE"

                                      /s/ Alma Shuckhart
                                      Alma Shuckhart, individually

                         Address: